January 2, 2105

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: H. Roger Schwall, Esq.

Re:	Advanced Cannabis Solutions, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed November 24, 2014
File No. 333-193890

Dear Mr. Schwall:

Advanced Cannabis Solutions, Inc. (the “Company”) hereby submits its response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated December 10, 2014 (the “Comment Letter”) relating to Amendment No. 5 to the Company’s Registration Statement on Form S-1 filed with the Commission on November 24, 2014.

On behalf of the Company, we are simultaneously filing Amendment No. 6 to the Company’s Registration Statement on Form S-1.  For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

General

1.

Please file an amended registration statement that also includes a signature by Michael Feinsod. In that regard, we note that Form S-1 requires that the registration statement be signed by at least a majority of the board of directors.

Response 1:  The Company notes the Staff’s comment, and has included a signature by Mr. Feinsod on Amendment No. 6 to its Registration Statement on Form S-1.

2.

We note the Form 8-K that you filed on December 8, 2014 and the settlement agreement with Mr. Calandrella that you filed as Exhibit 10.1 to the Form 8-K. Please revise your registration statement to provide all relevant updates related to such settlement. For example, please update the disclosure in the Legal Proceedings and Principal Stockholders sections. Please also file the settlement agreement as an exhibit to your registration statement.

Response 2:

The Company has revised its disclosures in the Legal Proceedings section, Principal Stockholders section and elsewhere in Amendment No. 6 to its Registration Statement on Form S-1 to include relevant updates related to the settlement agreement with Mr. Calandrella.  In addition, the Company has filed the settlement agreement as Exhibit 10.18 to Amendment No. 6 to the Company’s Registration Statement on Form S-1 by incorporating by reference the Current Report on Form 8-K filed with the Commission on December 8, 2014, which contains the settlement agreement as an exhibit.

Exhibit 23.2— Consent of Accountants

3.

Please monitor the need to provide a currently dated consent from your independent accountant with future amendments to your registration statement. Refer to Item 601(b)(23) of Regulation S-K.

Response 3:

The Company notes the Staff’s comment, and has a provided a currently dated consent from its independent accountant with Amendment No. 6 to its Registration Statement on Form S-1.

Please feel free to contact me if you have any questions or comments.  The Company believes that it has responded to all of your comments and understands that the Company and its management are responsible for the accuracy and adequacy of the disclosures they have made.

Sincerely,

/s/ Arthur S. Marcus

cc: Robert L. Frichtel, Greg Sichenzia, Esq.